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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8- 48579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nikoh Securities Corporation

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Skokie Blvd. Ste. 320
(No. and Street)

Northbrook (City) Illinois (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

Gary S. Hokin (847) 559-1002
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

200 West Adams, Suite 2211 (Address) (City) Illinois (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

SEC Mail Processing
Section
MAR 0 2 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gary S. Hokin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Nikoh Securities Corporation, as of

December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me
this 24th Day of February 2009
in Chicago, County of Cook, State of Illinios

Notary Public

Notary Public

OFFICIAL SEAL
TOMI L. SAMUELS
Notary Public - State of Illinois
My Commission Expires Dec 04, 2012

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Nikoh Securities Corporation
(an Illinois Corporation)

Financial Statements and Supporting
Schedules Pursuant to Rule 17a-5
of the Securities and Exchange Commission

as of December 31, 2008

Contents

VICTORIUM · CORONAT · CHRISTUS
MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To Sole Stockholder
Nikoh Securities Corporation
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Nikoh Securities Corporation, (an Illinois Corporation), (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nikoh Securities Corporation as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 8 through 10 inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Michael J. Liccar & Co. P.C.
Certified Public Accountants

Chicago, Illinois
February 24, 2009

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)

Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	28,562
Concessions and fees receivable		5,314
Marketable securities owned, at cost (identified cost - $79,991)		98,840
Other assets		2,421
Total assets	$	135,137

Liabilities and Stockholder's Equity

Accrued expenses	$	34,227
Illinois personal property replacement tax payable - current		2,411
Illinois personal property replacement tax payable - deferred		312
Total liabilities	$	36,950
Stockholder's Equity		
Common stock, at stated value, (1,000 shares authorized, 100 shares issued and outstanding)	$	100
Additional paid-in capital		19,900
Retained earnings		78,187
Total stockholder's equity	$	98,187
Total liabilities and stockholder's equity	$	135,137

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)

Statement of Income
For the Year Ended December 31, 2008

Revenue	
Concessions	$ 467,129
Change in unrealized (loss) on marketable securities	(99,120)
Interest and dividends	2,365
Other income	8,788
Total revenue	$ 379,162
Expenses	
Salary, payroll taxes and pension	$ 214,409
Other operating expenses	72,200
Professional fees	28,537
Rent and occupancy	6,189
Dues and fees	119
Total expenses	$ 321,454
Income before provision for income taxes	$ 57,708
Provision for income taxes:	
Illinois personal property replacement tax - current	2,411
Illinois personal property replacement tax - deferred	(1,497)
Net income	$ 56,794

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2008	$ 100	$ 19,900	$ 330,515	$ 350,515
Net income for year	-	-	56,794	56,794
Dividend distributions	-	-	(309,122)	(309,122)
Balance at December 31, 2008	$ 100	$ 19,900	$ 78,187	$ 98,187

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows From Operating Activities:		
Net income		$ 56,794
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in:		
Concessions and fees receivable	$ 11,437	
Unrealized (loss) on marketable securities	99,120	
Other assets	21,322	
Accrued expenses	500	
Illinois personal property replacement taxes payable - current	(6,527)	
Illinois personal property replacement taxes payable - deferred	(1,488)	
		124,364
Net cash flow provided from operations		$ 181,158
Cash Flows (Used) in Financing Activities:		
Dividend distributions		(309,122)
Net decrease in cash		$ (127,964)
Cash Balance at December 31, 2007		156,526
Cash Balance at December 31, 2008		$ 28,562

Disclosure of Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

Nature of Business
Nikoh Securities Corporation (the "Company") is a limited (mutual funds and/or variable annuities) broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns concessions for introducing customer accounts to other broker-dealers, mutual funds, variable annuity concerns, time deposits, 529 plans and 401k's.

Revenue Recognition
Concession revenue and related expenses are recorded on trade date that is the date when the transaction originated.

Income Taxes
The Company has elected to be treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the individual shareholders. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

Effective January 1, 2008, the Partnership adopted Financial Accounting Standards Board Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes – an interpretation of FASB No. 109" FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. The adoption of FIN 48 had no impact on the Partnership's financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value (continued)
The adoption of FAS 157 did not have a material impact on the Company's financial statements.

Recently Issued Accounting Pronouncements
In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 161, "Disclosure about Derivative Instruments and Hedging Activities-an amendment of FASB No. 133" (FAS 161). FAS 161 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact that FAS 161 will have on its disclosures related to derivative instruments, however, no other impact other than enhanced disclosure is anticipated.

NOTE 2 - MARKETABLE SECURITIES OWNED

Securities owned represent four thousand (4,000) shares of The NASDAQ Stock Market, Inc. and are carried on the statement of financial condition at market or quoted value as provided by the respective exchange closing price and the resulting change in unrealized (loss) is included in the statement of income.

NOTE 3 - RELATED PARTY TRANSACTIONS

Various operating expenses, including clerical and management staff, as well as office space, communications and equipment, among other things, are provided to the Company from an affiliate for a charge of approximately $385 per month.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital requirements and net capital of $5,000 and $62,653, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

NOTE 5 - PENSION PLAN

The Company adopted both a profit sharing and salary deferral plan which provides for employees and owner's salary compensation reductions. The employer will not make any matching contributions to the salary deferral plan. At December 31, 2008, the Company funded approximately $34,000 in profit sharing obligations for the year under this plan.

Supplementary Schedules

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
NIKOH SECURITIES CORPORATION **as of December 31, 2008**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 98,187	3480
2.	Deduct ownership equity not allowed for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			98,187	3500
4.	Add:				
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital				3520
	B. Other (deduction) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 98,187	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition	$ 7,735	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600		
	D. Other deductions and/or charges		3610	(7,735)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 90,452	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	14,826	3734		
	D. Undue Concentration	12,973	3650		
	E. Other (list)		3736	(27,799)	3740
10.	Net Capital			$ 62,653	3750

<u>Non allowable detail</u>

Concession and fees receivable	$ 5,314
Other assets	2,421
Total Non allowable	$ 7,735

NOTE:

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part 11A filing.

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
NIKOH SECURITIES CORPORATION **as of December 31, 2008**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 2,463	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14.	Excess net capital (line 10 less 13)			$ 57,653	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 58,958	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 36,950	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$ 0	3830
19.	Total aggregate indebtedness			$ 36,950	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)			% 58.98%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0.00%	3860

The accompanying notes are an integral part of these financial statements.

Nikoh Securities Corporation
(an Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

as of December 31, 2008

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(1) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

The accompanying notes to the financial statements are an integral part of these statements.

VICTORIUM · CORONAT · CHRISTUS
MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Stockholder
Nikoh Securities Corporation

We have examined the financial statements of Nikoh Securities Corporation (the "Company"), for the year ended December 31, 2008, and issued our report thereon dated February 24, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Due to the small size of the Company and the limited number of accounts, we placed little reliance on the Company's internal controls and we tested 100% of the accounts.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

During the course of our examination, we noted that the Company's Computation of Net Capital from January 1, 2008 through November 30, 2008 included a haircut of 100% on marketable securities owned which are comprised of 4,000 shares of The NASDAQ Stock Market, Inc. The Commission's Rule 15c3-1 prescribes that such securities be subject to a haircut of 15% of the market value of such securities plus an undue concentration charge of 15% times that portion of the securities position in excess of 10 percent of the net capital of the Company before application of the securities haircut. Although the Company's methodology effectively understated its reported net capital, we recommend that the Company properly apply securities haircuts in accordance with Rule 15c3-1 when preparing its Computation of Net Capital. The Company's computation of net capital was correct on December 31, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for information and use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority and should not be used for any other purpose.

P.C.

Certified Public Accountants

Chicago, Illinois
February 24, 2009

Nikoh Securities Corporation
(an Illinois Corporation)

Financial Statements and
Independent Auditors' Report
Pursuant to SEC Rule 17a-5

December 31, 2008